Exhibit 4.4

Description of Share Redemption Program

As used herein, the terms “we,” “our” and “us” refer to Wells Real Estate Investment Trust II, Inc.

Our board of directors has further amended our share redemption program, which enables stockholders to sell their shares to us, subject to the limitations described below. The amendment, which will go into effect September 9, 2006 grants us discretion to redeem all shares submitted for redemption upon the death of stockholders. Set forth below is a full description of our amended share redemption program.

For Ordinary Redemptions (those that do not occur within two years of death or “qualifying disability”, as defined below), the initial price at which we will repurchase a share under the share redemption program is 91% of the price at which we sold the share. We will pay $9.10 to redeem a share issued at $10.00. This initial redemption price will remain fixed until three years after we complete our offering stage. We define the completion of our offering stage to be upon the termination of our first public equity offering that is followed by a one-year period in which we do not engage in another public equity offering. (For purposes of this definition, we do not consider a “public equity offering” to include offerings on behalf of selling stockholders or offerings related to a dividend reinvestment plan, employee benefit plan or the redemption of interests in our operating partnership).

Three years after we complete our offering stage, the redemption price for Ordinary Redemptions will equal 95% of the estimated per share value of our shares, as estimated by our advisor or another firm chosen for that purpose. We will report this redemption price in the annual report and the three quarterly reports that we publicly file with the SEC.

There are several limitations on our ability to redeem shares:

•	We will not make an Ordinary Redemption until one year after the issuance of the share to be redeemed.

•	We will not redeem shares on any redemption date to the extent that such redemptions would cause the amount paid for Ordinary Redemptions since the beginning of the then-current calendar year to exceed 50% of the net proceeds from the sale of shares under our dividend reinvestment plan during such period.

•	We will limit Ordinary Redemptions and those upon the “qualifying disability” of a stockholder so that the aggregate of such redemptions during any calendar year do not exceed:

•	100% of the net proceeds from our dividend reinvestment plan during the calendar year or

•	5% of the weighted-average number of shares outstanding in the prior calendar year.

Although there is no limit on the number of shares we may redeem upon the death of stockholders, we are under no obligation to redeem such shares to the extent such redemptions would cause total redemptions to exceed the two limits set forth immediately above.

Subject to the limitations described above, we will redeem shares on the last business day of each month. Requests for redemption must be received at least five business days before a month-end redemption date in order for us to repurchase the shares that month. If we cannot purchase all shares presented for redemption, we will honor redemption requests at the applicable month-end on a pro rata basis. We will deviate from pro rata purchases in two minor ways: (i) if a pro rata redemption would result in you owning less than half of the minimum amount required by applicable state law, then we would redeem all of your shares; and (ii) if a pro rata redemption would result in you owning more than half but less than all of the amount required by applicable state law, then we would not redeem any shares that would reduce your holdings below the minimum amount. In the event that you seek the redemption of all of your shares, there is no holding-period requirement for shares purchased pursuant to our dividend reinvestment plan.

If we do not completely satisfy your redemption request at month-end because the request was not received in time or because of the restrictions on the number of shares we can redeem under the program, we will treat the unsatisfied portion of the redemption request as a request for redemption in the following month unless you withdraw the request before the next date for redemptions. You may withdraw a redemption request upon written notice to us at the address below before the date for redemption.

In several respects we treat redemptions sought within two years of a stockholder’s death or “qualifying disability” differently from Ordinary Redemptions. First, there is no requirement that the shares be outstanding for at least a year before being redeemed. Second, the redemption price equals 100% of the price at which we sold the share until three years after we complete our offering stage. At that time, the redemption price will be 100% of the price at which we sold the share or 100% of the estimate of our per share value, whichever is greater. Finally, as explained above, there is no limit on the number of shares we may redeem upon the death of stockholders.

In order for a disability to entitle a stockholder to the special redemption terms described above (a “qualifying disability”), (1) the stockholder must receive a determination of disability based upon a physical or mental condition or impairment arising after the date the stockholder acquired the shares to be redeemed, and (2) such determination of disability must be made by the governmental agency responsible for reviewing the disability retirement benefits that the stockholder could be eligible to receive (the “applicable governmental agency”). The “applicable governmental agencies” are limited to the following: (i) if the stockholder paid Social Security taxes and therefore could be eligible to receive Social Security disability benefits, then the applicable governmental agency is the Social Security Administration or the agency charged with responsibility for administering Social Security disability benefits at that time if other than the Social Security Administration; (ii) if the stockholder did not pay Social Security benefits and therefore could not be eligible to receive Social Security disability benefits, but the stockholder could be eligible to receive disability benefits under the Civil Service Retirement

System (“CSRS”), then the applicable governmental agency is the U.S. Office of Personnel Management or the agency charged with responsibility for administering CSRS benefits at that time if other than the Office of Personnel Management; or (iii) if the stockholder did not pay Social Security taxes and therefore could not be eligible to receive Social Security benefits but suffered a disability that resulted in the stockholder’s discharge from military service under conditions that were other than dishonorable and therefore could be eligible to receive military disability benefits, then the applicable governmental agency is the Veteran’s Administration or the agency charged with responsibility for administering military death benefits at that time if other than the Veteran’s Administration.

Disability determinations by governmental agencies for purposes other than those listed above, including but not limited to worker’s compensation insurance, administration or enforcement of the Rehabilitation Act or Americans with Disabilities Act or waiver of insurance premiums, will not entitle a stockholder to the special redemption terms described above. Redemption requests following an award by the applicable governmental agency of disability benefits must be accompanied by: (1) the investor’s initial application for disability benefits and (2) a Social Security Administration Notice of Award, a U.S. Office of Personnel Management determination of disability under CSRS, a Veteran’s Administration record of disability-related discharge or such other documentation issued by the applicable governmental agency that we deem acceptable and demonstrates an award of the disability benefits.

We understand that the following disabilities do not entitle a worker to Social Security disability benefits:

•	disabilities occurring after the legal retirement age,

•	temporary disabilities and

•	disabilities that do not render a worker incapable of performing substantial gainful activity.

Therefore, such disabilities will not qualify for the special redemption terms except in the limited circumstances when the investor is awarded disability benefits by the other “applicable governmental agencies” described above.

A stockholder that is a trust may only redeem on the terms available in connection with the death or disability of a stockholder if the deceased or disabled was the sole beneficiary of the trust or if the only other beneficiary of the trust was the spouse of the deceased or disabled.

Qualifying stockholders who desire to redeem their shares must give written notice to Wells Investment Securities, our dealer manager for our ongoing public offering, at 6200 The Corners Parkway, Suite 250, Norcross, Georgia 30092, ATTN: Investor Services. Wells Investment Securities is responsible for all services to be performed in connection with the share redemption program, although it has outsourced clerical duties to our advisor.

Our board of directors may amend, suspend or terminate the share redemption program upon 30 days’ notice. However, under the terms of our recently amended Corporate Governance Guidelines, until a secondary market develops for shares of our common stock or our board’s decision to commence a liquidation of the company, we may not amend the share redemption program in a way that materially adversely affects the rights of redeeming heirs without the approval of our stockholders. We will notify you of any amendment, suspension or termination of the share redemption program (i) in the annual or quarterly reports mentioned above or (ii) by means of a separate mailing, accompanied by disclosure in a current or periodic report under the Securities Exchange Act of 1934. During a public offering, we will also include this information in a prospectus supplement or post-effective amendment to the registration statement, as then required under federal securities laws.

Our share redemption program only provides stockholders a limited ability to redeem shares for cash until a secondary market develops for the shares, at which time the program will terminate. No such market presently exists, and we cannot assure you that any market for your shares will ever develop.

On June 16, 2006, in connection with this amendment to our share redemption program, we entered into an insurance agreement with an affiliate of London Life and Casualty Reinsurance Corporation, to provide us with an insurance-backed funding source for the redemption of the shares under our share redemption program in the event we receive an unusually large number of redemption requests due to the death of investors. The funding for redemptions under the share redemption program was previously funded solely from funds received from our dividend reinvestment plan. After the deductible has been met under this insurance agreement, funds will be disbursed to us, upon receipt of a share re-registration or redemption request due to the death of a stockholder.

In accordance with this insurance agreement, the share redemption program insurance proceeds will be paid to us after a quarterly adjusted deductible, currently $1.8 million for the quarter ending September 30, 2006, is met. The deductible adjusts with additional investment proceeds raised and with the changing demographics of our stockholder base (age, gender, etc.). The maximum dollar value of proceeds that we can collect under the insurance agreement is $6.0 billion in aggregate or $5.0 million for any individual redemption request. The insurance agreement has a 10-year term unless it expires earlier upon the occurrence of one of the following liquidity events: (i) the listing of our shares on a national exchange, (ii) our liquidation, or (iii) the acquisition of a majority of our shares by an unaffiliated entity or a merger in which we are not the surviving entity. We may elect to terminate the insurance agreement at any time with 30 days’ written notice, subject to a $0.1 million termination fee and possible penalty. The board has agreed to seek the approval of our stockholders prior to terminating this insurance program.